THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES
FOR DISSEMINATION IN THE UNITED STATES
TOWER ONE ANNOUNCES CLOSING OF DEBT SETTLEMENTS
February 3, 2023 - VANCOUVER, BC, CANADA – TOWER ONE WIRELESS CORP. (CSE: TO) (OTCQB: TOWTF) (Frankfurt: 1P3N) (“Tower One” or the “Company”) announces that it has settled certain debts (the “Debt Settlement”) in the aggregate amount of $4,328,626.45 owed by the Company to certain creditors, in connection with the provision of certain past services and/or loans to the Company, by the issuance of 86,572,529 common shares (each, a “Share”) of the Company at a deemed price of $0.05 per Share.
The Shares issued in the Debt Settlement are subject to a statutory hold period expiring four months and one day after the date of issuance.
None of the securities issued or to be issued in connection with the Debt Settlement will be or have been registered under the United States Securities Act of 1933, as amended (the “1933 Act”), and none may be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the 1933 Act. This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of the securities, in any state where such offer, solicitation or sale would be unlawful.
The Debt Settlements with three of the creditors, including Alejandro Ochoa, Luis Parra and Juan Pablo Laspeñas (together, the “Officer Settlements”), were “related party transactions” within the meaning of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Officer Settlements were exempt from the valuation requirement of MI 61-101 by virtue of the exemptions contained in section 5.5(b) of MI 61-101 as the Company’s common shares are not listed on a specified market and from the minority shareholder approval requirements of MI 61-101 by virtue of the exemption contained in section 5.7(1)(a) of MI 61-101 in that the fair market value of the Officer Settlements did not exceed 25% of the Company’s market capitalization. As the material change report disclosing the Officer Settlements is being filed less than 21 days before the transaction, there is a requirement under MI 61‐101 to explain why the shorter period was reasonable or necessary in the circumstances. In the view of the Company it was necessary to immediately close the Officer Settlements and therefore, such shorter period was reasonable and necessary in the circumstances to improve the Company’s financial position.
The Debt Settlement with one of the creditors, Hugo Ochoa (the “New Control Block Holder”), a former director of the Company, resulted in the creation of a new “control block holder”, as defined under the policies of the Canadian Securities Exchange, following the issuance to the New Control Block Holder of 59,755,189 common shares at a price of $0.05 per share in exchange for the settlement of a debt in the amount of $2,987,759.44. The Debt Settlement resulted in an increase in holdings of the New Control Block Holder from 8,118,055 common shares, which represented 6.81% of the issued and outstanding common shares of the Company, to 67,873,244 common shares, representing 32.97% of the issued and outstanding common shares of the Company following completion of the Debt Settlement. In addition, as part of the Debt Settlement, the Company transferred to the New Control Block Holder a 20% ownership interest in the Company’s Ecuadorian subsidiary, Tower Three Wireless del Ecuador S.A. and a 50% ownership interest in the Company’s Colombia subsidiary, Innervision S.A.S.

ON BEHALF OF THE BOARD OF DIRECTORS
TOWER ONE WIRELESS INC.
“Alejandro Ochoa”
Alejandro Ochoa, CEO, Interim CFO and Director
Tel: 1-786-280-2160

Additional Contact Information:
Corporate Communications
Tel: +1 917 546 3016
E-mail:  info@toweronewireless.com
Website:  www.toweronewireless.com
About Tower One
Tower One’s principal business is to build, own and operate multi-tenant wireless telecommunications infrastructure (“towers”) in Latin America. Tower One leases space on its towers to mobile network operators. The Company is focused on the build to suit tower industry whereby a long-term lease is secured with a tenant prior to building a tower. The Company operates in the three largest Spanish speaking countries in Latin America (Colombia, Mexico and Argentina) with a combined population of approximately 220 million people.

2